Exhibit 99.1
Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Moto Goldmines Limited
Commission File Number: 132-02694
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold”)
DRC GOVERNMENT AND RANDGOLD RESOURCES MEET TO PROGRESS MOTO TRANSACTION
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
Kinshasa, Democratic Republic of the Congo, 24 August 2009 — Randgold Resources and the government of the Democratic Republic of the Congo (DRC) will hold follow-up talks in Kinshasa this week to agree the details of their cooperation on the Moto gold project.
The company today also confirmed that its business combination transaction with Moto Goldmines was making good progress, in step with the guidance given to the market on the expected timetable to completion. Prior to entering into the transaction, Randgold met with the DRC government to outline its plans for the project and to establish a basis for proceeding that met the government’s Reconstruction Initiative requirements. The government subsequently gave its support to the transaction and confirmed that Randgold’s objectives were closely aligned with its own.
Chief executive Mark Bristow said today the government’s firm support had been fundamental to Randgold’s decision to proceed with Moto.
“Fostering mutually beneficial partnerships with the governments and people of our host countries is a key principle of Randgold’s formula for success in Africa. The DRC government’s aim under the Reconstruction Initiative is to create real participation by the people in, and lasting economic benefits from, the development of the country’s natural resources. We believe that, as we have done elsewhere, we will make a meaningful contribution to the achievement of this goal,” Bristow said.
“Our current talks are part of the transaction completion process and will help ensure that, post completion, we can move smoothly and swiftly towards a bankable feasibility study on the Moto gold project.”
RANDGOLD RESOURCES ENQUIRIES

Dr Mark Bristow
Chief Executive
Tel: +44 788 071 1386
Tel: +44 779 775 2288
Kathy du Plessis
Investor & Media Relations
Tel: +44 20 7557 7738
email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
ABOUT RANDGOLD RESOURCES
Randgold is a gold mining and exploration company with its principal activities focused on West and East Africa and stated reserves of 8.87 Moz. In Mali, Randgold has an 80% controlling interest in the Loulo mine, which is currently mining from two open pits and has just commenced mining from one underground mine whilst developing a second underground mine. In the Loulo region, Gounkoto, on the Loulo permit, is shaping up as a significant new discovery. Also in Mali, Randgold owns a 40% interest in the Morila Joint Venture, the owner of the Morila mine, which it also operates. In Côte d’Ivoire, Randgold owns an effective 84% controlling interest in the Tongon development project, where it has commenced construction and expects to be in production towards the end of 2010. In Senegal, Randgold has a new discovery, Massawa, which is at prefeasibility stage and which it believes has multi million ounce potential and the makings of a world-class orebody. Randgold also has exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania. The acquisition of Moto will increase Randgold’s attributable mineral reserves, measured and indicated resources, and inferred resources by 1.9 Moz, 4.0 Moz, and 3.9 Moz, respectively.
LEGENDS
HSBC, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Randgold and no one else in connection with the Moto Transaction and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Moto Transaction, the contents of this announcement or any other matter referred to herein.
CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based include that Randgold and Moto will be able to satisfy the conditions in the Arrangement Agreement, that the required approvals will be obtained from the shareholders of Moto, that all third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Randgold or Moto and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold and Moto to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of the combined companies, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended December 31, 2008 which was filed with the U.S. Securities and Exchange Commission on May 15, 2009 and in the section entitled “Risk Factors” in Moto’s Amended and Restated Annual Information Form of the year ended December 31, 2008. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
Cautionary note to US investors; the U.S. Securities and Exchange Commission (the “SEC”) permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
Randgold and Moto will file important documents relating to the Moto Transaction with the SEC and with applicable Canadian securities regulatory authorities; a copy of the Arrangement Agreement has already been filed. The description of the Arrangement Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement. Investors and security holders are urged to carefully read the Arrangement Agreement and all such documents filed with the SEC and applicable Canadian securities regulatory authorities, because these documents contain important information. Investors and security holders are able to obtain a free copy of such documents at the SEC’s web site at www.sec.gov, at the website of the Canadian securities regulators at www.sedar.com, or by directing a request to:
Randgold Resources Limited
David Haddon
General Counsel and Secretary